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Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: EDGX Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   545 Washington Blvd., 6th Floor
   Jersey City, NJ 07310
3. Provide the applicant's mailing address (if different):



13035786

RECEIVED
2013 OCT 18 AM 7:15
SEC / MR

4. Provide the applicant's business telephone and facsimile number:
   (201) 942-8200 (Telephone) (201) 557-8019 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jeffrey S. Rosenstrock (Name) General Counsel & Secretary (Title) 201-942-8295 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Jeffrey S. Rosenstrock
   545 Washington Blvd., 6th Floor
   Jersey City, New Jersey 07310
7. Provide the date applicant's fiscal year ends: December 31, 2013
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 03/03/09 (b) State/Country of formation: Delaware, U.S.A.
   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/16/13 (MM/DD/YY) EDGX Exchange, Inc. (Name of applicant)

By: [signature] (Signature) Jeffrey S. Rosenstrock, General Counsel & Secretary (Printed Name and Title)

Subscribed and sworn before me this 16th day of October (Month) 2013 (Year) by [signature] (Notary Public)

My Commission expires 09/26/13 County of Hudson State of New Jersey

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.


MARIA BUGARIN
Commission # 2305755
Notary Public, State of New Jersey
My Commission Expires
September 26, 2018

Applicant: **EDGX Exchange, Inc.** **Exhibit C**

1. *Name:* EDGX Exchange, Inc.
Address: 545 Washington Boulevard, Jersey City, New Jersey 07310.

2. *Form of organization:* Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2010.

4. *Brief description of nature and extent of affiliation:* Not applicable.

5. *Brief description of business or functions:* EDGX Exchange, Inc. operates a registered national securities exchange.

6. *Copy of constitution:* Not applicable.

7. *Copy of articles of incorporation or association and amendments:* See Securities Exchange Act Release No. 60651 (Sept. 11, 2009) for Certificate of Incorporation for EDGX Exchange, Inc. filed March 9, 2010. See also http://www.directedge.com/ Regulation/ CorporateGovernance.aspx.

8. *Copy of existing by-laws:* See Securities Exchange Act Release No. 66949 (May 9, 2012) for Bylaws of EDGX Exchange, Inc. (See http://www.directedge.com/ Regulation/ CorporateGovernance.aspx).

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Officers of EDGX Exchange, Inc.
William O'Brien (Chief Executive Officer)
Bryan Harkins (Chief Operating Officer)
Saro Jahani (Chief Information Officer)
Thomas McManus (Chief Regulatory Officer)
Glen Badach (Chief Financial Officer)
Jeffrey Rosenstrock (General Counsel, Secretary)

EDGX Exchange, Inc. Board Members
William O'Brien
James Angel
Larry Bergmann
James Boyle
Susan Certoma
Michael Corrao
Matthew Culek
William Dailey

Joseph Droessler
Richard Gorelick
Patrick Healy
Paul Jiganti
Sam Scott Miller
Mark Minister
George Munoz
Steven Rubinow
Richard Schenkman
Michael Simon

EDGX Exchange, Inc. Board Committees

Appeals Committee:
James Angel
Joseph Droessler
Patrick Healy

Audit Committee:
Susan Certoma
George Munoz
Richard Schenkman

Compensation Committee:
Patrick Healy
Mark Minister
Richard Schenkman

Executive Committee:
William O'Brien
Larry Bergmann
Richard Gorelick
George Munoz
Richard Schenkman

Regulatory Oversight Committee:
Larry Bergmann
William Dailey
Sam Scott Miller

Stockholder-Elected Committees

Exchange Member Nominating Committee:
James Boyle
Joseph Droessler
Richard Gorelick

Paul Jiganti

Nominating and Governance Committee:
William Dailey
Sam Scott Miller
Richard Schenkman

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

Affiliate of EDGX Exchange, Inc.: Direct Edge Holdings LLC

1. Name: Direct Edge Holdings LLC
Address: 545 Washington Boulevard, Jersey City, New Jersey 07310.

2. Form of organization: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on June 5, 2007.

4. *Brief description of nature and extent of affiliation:* Direct Edge Holdings LLC is the parent company of Direct Edge, Inc. Direct Edge, Inc. is the sole shareholder of EDGX Exchange, Inc.

5. Brief description of business or functions: Direct Edge Holdings LLC is a holding company.

6. *Copy of constitution:* Not applicable.

7. *Copy of articles of incorporation or association and amendments:* See Securities Exchange Act Release No. 60651 (Sept. 11, 2009) for Certificate of Formation for Direct Edge Holdings LLC, filed June 5, 2007.

8. *Copy of existing by-laws:* See Sixth Amended and Restated Limited Liability Company Operating Agreement of Direct Edge Holdings LLC, filed July 1, 2013.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Officers of Direct Edge Holdings LLC
William O'Brien (Chief Executive Officer)
Glen Badach (Chief Financial Officer)
Thomas McManus (General Counsel, Secretary)

Direct Edge Holdings LLC Board of Managers
William O'Brien
Thomas Ascher

Gerald Beeson
Steven Bisgay
Darren Cohen
Gary Katz
Kenneth MacHarg
Jamil Nazarali
Joseph Ricciardi
Michael Simon

Direct Edge Holdings LLC Board Committees

Compensation Committee
Gerald Beeson
Gary Katz
Steven Bisgay

Finance and Audit Committee
Thomas Ascher
Darren Cohen
Jamil Nazarali
Steven Bisgay

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

Affiliate of EDGX Exchange, Inc.: Direct Edge, Inc.

1. *Name:* Direct Edge, Inc.
   Address: 545 Washington Boulevard, Jersey City, New Jersey 07310.

2. *Form of organization:* Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware the General Corporation Law of the State of Delaware on July 22, 2010.

4. *Brief description of nature and extent of affiliation:* Direct Edge Inc. is the sole shareholder of EDGA Exchange, Inc. and EDGX Exchange, Inc.

5. *Brief description of business or functions:* Direct Edge Inc. is the sole shareholder of EDGA Exchange, Inc. and EDGX Exchange, Inc.

6. *Copy of constitution:* Not applicable.

7. *Copy of articles of incorporation or association and amendments:* See Securities Exchange Release Act No. 62515 (July 16, 2010) for Certificate of Formation for Direct Edge, Inc., filed July 22, 2010.

8. *Copy of existing by-laws:* See Securities Exchange Act Release No. 62515 (July 16, 2010) for the Bylaws of Direct Edge, Inc., dated July 2010.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Officers of Direct Edge, Inc.
William O'Brien (Chief Executive Officer)
Thomas McManus (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

Affiliate of EDGX Exchange, Inc.: Direct Edge ECN LLC (d/b/a DE Route)

1. *Name:* Direct Edge ECN LLC (d/b/a DE Route) ("DE Route")
Address: 545 Washington Boulevard, Jersey City, NJ 07310

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2005.

4. *Brief description of nature and extent of affiliation:* DE Route is wholly-owned by Direct Edge Holdings LLC. Direct Edge Holdings LLC is the parent company of Direct Edge, Inc., and Direct Edge, Inc. is the sole shareholder of EDGX Exchange, Inc.

5. *Brief description of business or functions:* DE Route is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. It operates solely as a facility of two affiliated national securities exchanges – EDGA Exchange, Inc. and EDGX Exchange, Inc.

6. *Copy of constitution:* Not applicable.

7. *Copy of articles of incorporation or association and amendments:* See Securities Exchange Act Release No. 60651 (Sept. 11, 2009) for Certificate of Formation for Direct Edge ECN LLC, filed April 19, 2005; Certificate of Amendment to the Certificate of Formation of Direct Edge ECN LLC, filed April 29, 2005; and Certificate of Amendment to the Certificate of Formation of Direct Edge ECN LLC, filed August 23, 2005.

8. *Copy of existing by-laws:* DE Route is governed by the Third Amended and Restated Limited Liability Company Operating Agreement of Direct Edge ECN LLC, dated July 21, 2008.

9. Name and title of present officers, governors, members of standing committees and persons performing similar functions:

Officers of DE Route
William O'Brien (Chief Executive Officer)
Glen Badach (Chief Financial Officer/FinOp)
Neil Meislick (Chief Compliance Officer)
Jeffrey Rosenstrock (General Counsel)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

Affiliate of EDGX Exchange, Inc.: EDGA Exchange, Inc.

1. Name: EDGA Exchange, Inc.
Address: 545 Washington Boulevard, Jersey City, New Jersey 07310.

2. Form of organization: Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2010.

4. *Brief description of nature and extent of affiliation:* EDGA Exchange, Inc. and EDGX Exchange, Inc. are owned by Direct Edge, Inc.

5. *Brief description of business or functions:* EDGA Exchange, Inc. operates a registered national securities exchange.

6. *Copy of constitution:* Not applicable.

7. *Copy of articles of incorporation or association and amendments:* See Securities Exchange Act Release No. 60651 (Sept. 11, 2009) for Certificate of Incorporation for EDGA Exchange, Inc. filed March 9, 2010. (See http://www.directedge.com/ Regulation/ Corporate Governance.aspx).

8. *Copy of existing by-laws:* See Securities Exchange Act Release No. 66950 (May 9, 2012) for Bylaws of EDGA Exchange, Inc. See also http://www.directedge. com/ Regulation/ CorporateGovernance.aspx.

9. Name and title of present officers, governors, members of standing committees and persons performing similar functions:

Officers of EDGA Exchange, Inc.
William O'Brien (Chief Executive Officer)
Bryan Harkins (Chief Operating Officer)
Saro Jahani (Chief Information Officer)

Thomas McManus (Chief Regulatory Officer)
Glen Badach (Chief Financial Officer)
Jeffrey Rosenstrock (General Counsel, Secretary)

EDGA Exchange, Inc. Board Members

William O'Brien
James Angel
Larry Bergmann
James Boyle
Susan Certoma
Michael Corrao
Matthew Culek
William Dailey
Joseph Droessler
Richard Gorelick
Patrick Healy
Paul Jiganti
Sam Scott Miller
Mark Minister
George Munoz
Steven Rubinow
Richard Schenkman
Michael Simon

EDGA Exchange, Inc. Board Committees

Appeals Committee:
James Angel
Joseph Droessler
Patrick Healy

Audit Committee:
Susan Certoma
George Munoz
Richard Schenkman

Compensation Committee:
Patrick Healy
Mark Minister
Richard Schenkman

Executive Committee:
William O'Brien
Larry Bergmann
Richard Gorelick
George Munoz

Richard Schenkman

Regulatory Oversight Committee:
Larry Bergmann
William Dailey
Sam Scott Miller

Stockholder-Elected Committees

Exchange Member Nominating Committee:
James Boyle
Joseph Droessler
Richard Gorelick
Paul Jiganti

Nominating and Governance Committee:
William Dailey
Sam Scott Miller
Richard Schenkman

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

EDGX Exchange, Inc.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

See attached.

A. Officers

Name	Title	Commencement Date	Termination Date
William O'Brien	Chief Executive Officer	March 2010	N/A
Bryan Harkins	Chief Operating Officer	January 2011	N/A
Thomas McManus	Chief Regulatory Officer Secretary General Counsel	July 2011 August 2011 August 2011	N/A January 2013 October 2011
Saro Jahani	Chief Information Officer	April 2011	N/A
Glen Badach	Chief Financial Officer	March 2010	N/A
Jeffrey Rosenstrock	General Counsel Secretary	October 2011 January 2013	N/A N/A

B. Directors

Name	Title	Class	Term Commencement	Term Termination	Type of Business
William O'Brien	Chief Executive Officer	N/A	May 2010	N/A	Securities Exchange
Michael Corrao	Owner Director	I	July 2013	May 2014	Broker-dealer
Matthew Culek	Owner Director	II	April 2013	May 2015	Broker-dealer
Michael Simon	Owner Director	I	May 2011	May 2014	Securities Exchange
Vacant	Owner Director	III	N/A	N/A	N/A
James Angel	Independent Director	I	May 2011	May 2014	Academic
Larry Bergmann	Independent Director	III	May 2013	May 2016	Lawyer
Susan Certoma	Independent Director	I	May 2013	May 2014	Financial services consultant
William Dailey	Independent Director	I	May 2011	May 2014	Lawyer
Patrick Healy	Independent Director	II	May 2012	May 2015	Financial services consultant
Sam Scott Miller	Independent Director	II	May 2012	May 2015	Lawyer
Mark Minister	Independent Director	III	May 2013	May 2016	N/A
George Muñoz	Independent Director	III	May 2013	May 2016	Investment banking
Steven Rubinow	Independent Director	II	October 2013	May 2015	Media and Information
Richard Schenkman	Independent Director	III	May 2013	May 2016	Private Investment Firm
James Boyle	Member Director	I	October 2011	May 2014	Broker-dealer
Joseph Droessler	Member Director	II	May 2012	May 2015	Broker-dealer
Richard Gorelick	Member Director	II	May 2012	May 2015	Broker-dealer
Paul Jiganti	Member Director	III	August 2013	May 2016	Broker-dealer

Former Directors				
Name	Title	Term Commencement	Term Termination	Type of Business
Martin Mannion	Owner Director	May 2012	November 2012	Broker-dealer
Stephen Brodsky	Independent Director	May 2011	January 2013	Broker-dealer
Greg Tusar	Owner Director	May 2010	March 2013	Broker-dealer
Noel Dalzell	Owner Director	November 2012	March 2013	Broker-dealer
Suhas Daftuar	Member Director	May 2010	May 2013	Broker-dealer
Leonard Amoruso	Owner Director	May 2011	July 2013	Broker-dealer
Scott Ganeles	Independent Director	May 2012	July 2013	Financial services technology

C. Committees

EDGX Exchange, Inc. Board Committees

Appeals Committee:

Name	Date of Commencement	Date of Termination	Type of Business
James Angel	May 2013	May 2014	Academic
Joseph Droessler	May 2013	May 2014	Broker-dealer
Patrick Healy	May 2013	May 2014	Financial services consultant

Audit Committee:

Name	Date of Commencement	Date of Termination	Type of Business
Susan Certoma	May 2013	May 2014	Financial services consultant
George Muñoz	May 2013	May 2014	Investment banking
Richard Schenkman	May 2013	May 2014	Private Investment Firm

Compensation Committee:

Names	Date of Commencement	Date of Termination	Type of Business
Patrick Healy	July 2013	May 2014	Financial services consultant
Mark Minister	May 2013	May 2014	N/A
Richard Schenkman	May 2013	May 2014	Private Investment Firm

Executive Committee:

Name	Date of Commencement	Date of Termination	Type of Business
William O'Brien	May 2010	N/A	Securities Exchange
Larry Bergmann	May 2013	May 2016	Lawyer
Richard Gorelick	May 2012	May 2015	Broker-dealer
George Muñoz	May 2013	May 2016	Investment Banking
Richard Schenkman	May 2013	May 2016	Private Investment Firm

Regulatory Oversight Committee:

Name	Date of	Date of	Type of Business

	Commencement	Termination	
Larry Bergmann	May 2013	May 2014	Lawyer
William Dailey	May 2013	May 2014	Lawyer
Sam Scott Miller	May 2013	May 2014	Lawyer

Shareholder-Elected Committees

Exchange Member Nominating Committee:

Name	Date of Commencement	Date of Termination	Type of Business
James Boyle	May 2013	May 2014	Broker-dealer
Joseph Droessler	May 2013	May 2014	Broker-dealer
Richard Gorelick	May 2013	May 2014	Broker-dealer
Paul Jiganti	August 2013	May 2014	Broker-dealer

Nominating and Governance Committee:

Name	Date of Commencement	Date of Termination	Type of Business
William Dailey	May 2013	May 2014	Lawyer
Sam Scott Miller	May 2013	May 2014	Lawyer
Richard Schenkman	May 2013	May 2014	Private Investment Firm